Westcore Trust

N-SAR Exhibit 77D Policies with respect to security instruments and Sub-Item 77Q1(b)

Effective April 29, 2016, Westcore Blue Chip Dividend Fund changed its name to Westcore Global Large-Cap Dividend Fund (the “Fund”) and made certain changes to its principal investment strategies. These changes include the Fund’s investment in large-cap companies, particularly those that have paid consistently rising dividends, and include companies that currently pay dividends on common stocks and have maintained or increased their per share dividend payments over the preceding five years. Changes to the principal investment strategies of the Fund also include, the investment of, under normal circumstances, at least 40% of the Fund’s net assets in stocks of foreign companies drawn from at least three different countries (and at least 30% of its net assets in stocks of foreign companies if market conditions are not favorable).

These changes are described in the Registrant’s prospectus and statement of additional information dated and filed with the Securities and Exchange Commission April 29, 2016 (SEC Accession No. 0001003297-16-000680), and are hereby incorporated by reference as part of the response to Item 77D and Sub-Item 77Q1(b) of the Registrant’s Form N-SAR.